Exhibit 99.(a)(5)(viii)

For Immediate Release	Press Release

Snowy August Responds to LookSmart's Accusations and Provides Updates to Shareholders

New York, September 17, 2012 - Snowy August Management LLC today issued the following open letter to all shareholders of LookSmart, Ltd. (Nasdaq: LOOK):

"Dear Fellow Shareholders,

As previously reported, we believe that LookSmart has violated numerous federal and state laws. We continue to believe that LookSmart's officers have crafted false and misleading statements to intentionally deceive shareholders and regulators and falsely certified SEC filings to conceal their illicit activities.

In addition, we now believe that LookSmart's self-proclaimed 'independent' directors may be complicit and refusing to act in the face of a duty to act in order to cover up their own wrongdoing and avoid responsibility for their lack of oversight and other failures. We initially assumed that the directors may simply be negligent and that management and legal counsel may have failed to make the directors aware of certain issues. However, we now believe that the directors may be knowingly and willfully aiding and abetting management by refusing to correct false and misleading statements in order to continue enriching and entrenching themselves at the expense of shareholders.

Law: We believe that LookSmart's officers and directors knowingly violated federal proxy rules to prevent a proxy contest from being launched to defeat the re-election of Jean-Yves Dexmier and Scott Kauffman. We notified LookSmart and its legal counsel of numerous possible violations prior to the meeting. Their careful and considerate responses included repeated instances of "So what?" and "Who cares?" and slightly more profane choices.

Governance: We believe that the directors have violated LookSmart's governance guidelines for years, including by refusing to keep each board class as nearly equal in number as possible until it was in their self-serving interests to suddenly begin complying with some but not all of the guidelines. We have reason to believe that they have recently manipulated the board size in order to avoid losing majority control of the board at next year's annual meeting of shareholders and protect and safeguard their excessive paychecks for an additional year. We believe that they have intentionally disenfranchised shareholders by combining willful violations of proxy rules and federal and state laws together with the bad faith adoption of a retroactive poison pill without a shareholder vote (after shareholders already overwhelmingly voted to reject a poison pill).

Ethics: We believe that the officers and directors have knowingly violated LookSmart's code of ethics for years, including to the extent they have failed to be alert to and report violations. LookSmart's CFO admitted to certain violations and denied others and promised to follow up with us, but has failed to do so. If they are ethical, why would they cause or permit LookSmart to violate laws? If they are acting in good faith, why would they refuse to address what appear to be flagrant violations of federal and state law and their own policies and procedures and committee charters?

Honesty: LookSmart's SEC filings appear to contain numerous false and misleading statements and references to agreements that have never been filed. If the directors are honest, why would they cause or permit LookSmart to make false and misleading statements? If they are acting in good faith, why would they refuse to correct false and misleading statements?

Why would they change 'personal dishonesty resulting in personal enrichment' to 'personal dishonesty resulting in personal impeachment'? Does that sound like a 'typo' or an 'innocent' mistake to you? Did they 'retroactively' change the contract too? Do they ever plan on filing the contract?

According to LookSmart's CFO, certain disclosed agreements have never even existed. If LookSmart's directors have duties of care and are honest, why would they approve references to agreements which they have never reviewed and may not even exist? We believe that they falsified the disclosures and have continued paying Dexline (instead of the interim CEO) under an agreement that terminated over a year ago in order to avoid drawing attention to the Dexline transactions.

We believe that the directors may be actively and knowingly participating in an arrangement designed by the interim CEO to evade taxes and potentially subjecting LookSmart to tax liability. We believe that the Dexline agreement was invalid and unfair and inappropriate and that the interim CEO failed to satisfy his tax obligations under the agreement if it was ever effective. How could independent directors approve the Dexline agreement in good faith? Does the interim CEO currently have an effective written compensation agreement? Why are they refusing to address these issues? Are they waiting until after the poison pill is effective to take any action? Just like they waited until after the annual meeting and decided to go ahead and mislead shareholders and have yet to do anything?

Did the interim CEO's authorized, annualized payments equal or exceed $611,000 as far back as 2009? Were all discounts applied? How could the interim CEO earn $99,000 under a four week agreement that entitled him to $3,000 per day, even if he worked every day for four consecutive weeks, including weekends? Why pay the interim CEO $41,000 during six months ended June 30, 2008 for 'additional board services' under a board services agreement that wasn't effective until July 1, 2008? Why pay him $205,000 during six months ended June 30, 2009 for 'additional board services' as chair of a strategic direction committee if the increase to $135,000 per quarter wasn't effective until May 2009? What about the 20% discount? Why doesn't the July 1, 2008 board services agreement reference the strategic direction or strategic development committee? Why is the strategic direction committee charter dated February 12, 2008?

We believe that the judgment of the self-proclaimed 'independent' directors may be impaired and that they may be conflicted by their own financial interests and their involvement and participation in the subject matters. We don't know if they are attempting to cover up their own wrongdoing or the wrongdoing of others, but we believe they have failed to keep themselves informed and failed to satisfy their duties of disclosure and other duties. We don't know who is on LookSmart's Special Committee, but we believe that Mr. Kauffman may be refusing to disclose additional conflicts of interest to the extent he is receiving additional compensation in connection with his new roles. LookSmart appears to have previously authorized an annual payment package of $480,000 to the interim CEO for his services as chair and strategic alternative board committee services.

We assume that the Special Committee has engaged, and is being represented and advised by, independent legal counsel. We don't know whether LookSmart received any independent or other legal advice at all in connection with the Dexline agreement or SEC filings or any other possible violations. We believe that any such legal counsel may be conflicted or otherwise unable to effectively advise LookSmart as to the legal matters in question.

In light of their refusals to communicate in good faith and other actions, we intend to make state law demands to inspect books and records. We are increasingly concerned that LookSmart's insiders may be dragging their feet to obtain more time to fabricate agreements and minutes and falsify other documentation. We intend to hold LookSmart's insiders accountable whether or not the tender offer is consummated. We may elect to file formal complaints with the SEC against LookSmart. In addition to pursuing litigation in connection with books and records demands, as necessary, we may also pursue litigation in Delaware to have the recent election of directors set aside and declared invalid. We may seek to have a new meeting called as soon as possible for the purpose of electing directors based on truthful, correct, complete, and otherwise adequate disclosures.

About Snowy August Management LLC

Snowy August Management LLC is an alternative investment manager headquartered in New York. Snowy August provides value-oriented investment management services, focusing on information technology and Southeast Asian businesses and investments. As of the date hereof, Snowy August may be deemed to beneficially own 863,312 (5.0%) of LookSmart's outstanding shares.

About the Compliance Issues

This press release is intended to inform shareholders of LookSmart about certain compliance issues. We may file separate material with the SEC that contains more detailed information and additional questions and concerns and issues with respect to LookSmart. Shareholders should read any and all such material carefully because it may contain important information. Shareholders may obtain such material for free at the web site maintained by the SEC at http://www.sec.gov and request free copies of such material from us using the contact information herein.

About PEEK Investments LLC

PEEK Investments LLC is a newly-formed Delaware limited liability company, organized for purposes of making the tender offer. PEEK is sponsored by a consortium of shareholders of LookSmart represented by Snowy August and Platinum Management (NY) LLC. As of the date hereof, the consortium may be deemed to be the largest shareholder of LookSmart as a group and beneficially own 2,591,312 (14.98%) of LookSmart's outstanding shares.

About the Tender Offer

This press release is intended to inform security holders or the public in general about a third-party tender offer by PEEK to purchase all of the outstanding shares of common stock of LookSmart, Ltd. for $1.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes, pursuant to the Schedule TO and other related tender offer material filed July 20, 2012 by PEEK with the SEC, as amended and supplemented. This press release is not an offer to purchase or a solicitation of an offer to sell any securities. Security holders are advised to read the material because it contains important information about the tender offer. Security holders may obtain the material for free at the web site maintained by the SEC at http://www.sec.gov. Security holders may request free copies of the material from us using the contact information herein.

About any Possible Proxy or Consent Solicitation

This press release is not a request for, or to execute or revoke or not execute or revoke, any proxy or consent. This press release is not intended to solicit, or result in the procurement, withholding, or revocation of, any proxy or consent. We are not asking you for any proxy or consent. You are requested not to send us a proxy or consent. Any such solicitation will be made pursuant to solicitation material filed with the SEC as required by law.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to factors that could cause actual results to differ materially from expected results, including assumptions that may not be correct or accurate due to risks related to LookSmart and other parties, circumstances, and conditions we cannot control or predict with certainty, the inherent uncertainty of future events, and other factors that may cause us to change our plans.

Source:	Snowy August Management LLC

Contacts:	Michael Onghai, CFA	Fletcher Clark Johnston
	President, Snowy August Management LLC	Legal Counsel, Securities Law Adviser Group LLC
	(917) 397-7234	(214) 808-3264
	michael@snowyaugust.com	fletcher.johnston@seclawgroup.com